UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 11, 2016

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits

The following document, which is attached as an exhibit hereto, is incorporated by reference herein.

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-211202) of Cellectis S.A., to the extent not superseded by documents or reports subsequently filed.

Exhibit	Title

99.1	Cellectis S.A.’s interim report for the quarter ended March 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.
(Registrant)

May 11, 2016	By:	/s/ André Choulika
André Choulika
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Title

99.1	Cellectis S.A.’s interim report for the quarter ended March 31, 2016.

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